January 17, 2014

Via EDGAR

Mr. Kevin Woody

Accounting Branch Chief

Division of Corporation Finance

United States Securities and Exchange Commission

Mail Stop 3010 CF/AD8

100 F Street, N.E.

Washington, D.C. 20549

Re:                             Behringer Harvard Multifamily REIT I, Inc.

Form 10-K for the year ended December 31, 2012

Filed on March 1, 2013

File No. 000-53195

Dear Mr. Woody:

On behalf of Behringer Harvard Multifamily REIT I, Inc. (the “Company”), I am writing in response to comments of the Staff of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”)  with respect to the Company’s Form 10-K, as set forth in the Commission’s letter dated December 19, 2013.  The headings and comment numbers below correspond to the headings and comment numbers referenced in the Commission’s letter.  In addition, for your convenience, we have reproduced the text of your comments in this letter and included our responses directly below each comment.

Form 10-K for the fiscal year ended December 31, 2012

General

We have and may in the future pay distributions from sources other than our cash flow from operating activities.... page 20

1.              In future Exchange Act reports, please revise to include the percentage coverage based on total distributions paid, including the distribution reinvestment plan amounts.

Response: In future annual reports on Form 10-K we will disclose for the past three years the percentage of distributions that were covered by cash flows from operating activities net of distributions paid to noncontrolling interests in this risk factor.  The formula we will use for the percentage is cash flow from operations, net of distributions paid to noncontrolling interests, divided by total distributions (including distributions paid through our distribution reinvestment plan). We note that the risk factor referenced in the comment does not appear in quarterly reports on Form 10-Q.

Property, Page 73

2.              In footnote (e), you indicate that monthly rental rates include affordable housing payments and subsidies.  Please tell us if you commonly provide free rent periods for tenants.  If so, please tell us if monthly rental revenue per unit reflects the impact of free rent periods.

Response: For our stabilized communities, which are the communities with respect to which we provide monthly rental revenue per unit disclosure, less than 3% of our leases have some concession for free rent. For those leases, free rent typically only represents two to four weeks. In the calculation of our revenue per unit, we include the impact of free rent periods by providing the effective rent for the lease period. The effective rent is the total base rent to be collected over the lease divided by the non-cancellable number of months in the lease.

Estimated Per Share Value, page 77

3.              You disclose that a “stabilized net operating income was estimated” for each property.  Please describe the base number used and explain how the assumptions were applied to such number and tell us how this approach was used for properties in the lease up period.

Response: For stabilized properties our approach was to start with the prior 12 months historical operating results. We then calculated a forward 12-month net operating income by increasing rents month by month by a growth rate and adjusting occupancy, using assumptions as disclosed in the table provided in the Form 10-K. We similarly reviewed monthly operating expenses for the forward 12-month period, which generally resulted in increased expenses. This then produced a 12-month forward net operating income to which we applied a capitalization rate which has been disclosed in the table provided.  For this particular estimated per share value calculation we only had stabilized and development properties. We did not have any lease up properties, which is consistent with our Item 2. Properties disclosure. We would expect that in future valuations if we had lease up properties, our approach would be more similar to the approach we used for the development properties.  Consistent with our current policy, in future filings we will disclose significant aspects of our approach and provide the key assumptions.

4.              For both your direct market capitalization rate and discounted cash flow methods you indicate that certain inputs were derived partially from the perspective of investors. Please explain your reference to investors.

Response: Consistent with comparable GAAP literature (particularly fair value measurements referenced in Fair Value ASC 820 and in Business Combinations ASC 805), we used assumptions that market participants would use in determining values as opposed to the assumptions from the Company’s perspective. We would consider the primary market participants to be investors in multifamily communities of similar characteristics (i.e., size, location, rental rates).

Share Redemption Program, page 86

5.              In your Form 10-Q for the quarter ended September 30, 2013, we note your redemption disclosure on pages 25 and 26.  In future filings, as applicable, please also disclose the amount of requests received.

Response: We believe this information is available in the prior disclosure by adding the disclosed number of shares redeemed and the disclosed number of shares requested for redemption but not redeemed.  However, to clarify the disclosure, in future filings we will disclose the total number of shares requested to be redeemed in the applicable period.

Funds from Operations and Modified Funds from Operations, page 127

6.              We note your disclosure on page 6 that, on September 2, 2011, you terminated the initial public offering of your common stock. We further note that you have continued to disclose “modified funds from operation.” Please provide us a detailed analysis of why this measure continues to be useful to investors. Where appropriate, please address the usefulness of each significant adjustment. We may have further comment.

Response: As provided in our Form 10-K discussion of non-GAAP performance financial measures, we believe by providing MFFO we are presenting useful information that assists investors and analysts to better assess the sustainability of our operating performance after our offering and acquisition stages are completed. We believe that MFFO is a recognized measure of sustainable operating performance by the real estate industry. In that regard, we note that the IPA, the trade association for non-listed REITs, endorses our version of MFFO. Further, of the 12 publicly traded multifamily REITs, six disclose FFO with adjustments, of which two include an adjustment for acquisition costs (acquisition costs has been one of our larger FFO adjustments). Accordingly, we believe that MFFO is a useful measure, as supplemental non-GAAP financial information, in comparing the sustainability of our operating performance with other real estate companies that are not as involved in acquisition activities or as affected by other MFFO adjustments.

We believe our disclosure explained our analysis of the appropriateness of MFFO and for your convenience have included a copy of the relevant sections below from our Form 10-K MFFO presentation:

•                  Adjustment for gains or losses related to early extinguishment of hedges and debt, consolidation or deconsolidation and contingent purchase price.  Similar to extraordinary items excluded from FFO, these adjustments are not related to our continuing operations.  By excluding these items, management believes that MFFO provides supplemental information related to sustainable operations that will be more comparable between other reporting periods and to other real estate operators. Please note that this adjustment excludes gains and losses. For the three years ended December 31, 2012, we excluded gains of $0.9 million, $121.9 million and $2.7 million, respectively, of gains on revaluation of equity on business combinations.

•                  Acquisition expenses. In evaluating investments in real estate, including both business combinations and investments accounted for under the equity method of accounting, management’s investment models and analyses differentiate costs to acquire the investment from the operations derived from the investment. Both of these types of acquisition costs have been and are expected to be funded from the proceeds of the primary portion of our Initial Public Offering and other financing sources and not from operations.  We believe by excluding expensed acquisition costs, MFFO provides useful supplemental information that is comparable for each type of our real estate investments and is consistent with management’s analysis of the investing and operating performance of our properties.  Given that the Company still has significant cash available for investment, we believe this aspect of MFFO continues to be relevant.

•                  Adjustments for straight-line rents and amortization of discounts and premiums on debt investments.  In the proper application of GAAP, rental receipts and discounts and premiums on debt investments are allocated to periods using various systematic methodologies. This application will result in income recognition that could be significantly different than underlying contract terms. By adjusting for these items, MFFO provides useful supplemental information on the realized economic impact of lease terms and debt investments and aligns results with management’s analysis of operating performance.

•                  Gains or losses related to fair value adjustments for derivatives not qualifying for hedge accounting and gains or losses related to contingent purchase price adjustments.  Each of these items relates to a fair value adjustment, which is based on the impact of current market fluctuations and underlying assessments of general market conditions and specific performance of the holding, which may not be directly attributable to our current operating performance. As these gains or losses relate to underlying long-term assets and liabilities, where we are not speculating or trading assets, management believes MFFO provides useful supplemental information by focusing on the changes in our core operating fundamentals rather than changes that may reflect anticipated gains or losses.

We believe that MFFO, along with GAAP financial information, can be useful for management, analysts and investors in analyzing our results and comparing our operating results to other real estate operators. While aspects of MFFO are relevant during our offering and acquisition period, we believe it is a useful measurement over the long term.  We also believe that MFFO, like net operating income and same store revenues, is a useful non-GAAP financial measurement. By providing the information in our form 10-K and other filings, we make the information available to all parties. Accordingly, we currently plan to continue to report MFFO in our future filings.

Policies and Procedures with Respect to Related Party Transactions, page 146

7.              In future Exchange Act reports, please consider organizing the fees paid into two categories, as follows:

a.              The compensation actually paid, broken out by offering period, acquisition period, operating period and liquidation period, as applicable; and,

b.              The aggregate amount of compensation accrued but unpaid.

Response: We believe splitting our related party fees into categories by life cycle period will not provide additional useful information and likely will be confusing to readers because the periods overlap and different fees are not limited to any one period. The offering period does not end at one date and then the acquisition period begin, which is thereafter followed by a clearly separate period of operations. In our case, we were still in offering while acquiring properties and operating properties. After the termination of our offering, we were still acquiring properties and also operating properties. Further during each of the offering period, acquisition period and operating period we incurred offering, acquisition, asset management, acquisition and debt finance fees. We believe by describing each fee and providing the amounts payable during each period, as we have done in our filings, readers can more clearly understand the nature of our related party fees.

Regarding the aggregate amount of compensation accrued but unpaid, we note in the last sentence of footnote 16 on page F-45, we do provide amounts unpaid at December 31, 2012 and 2011. In future Form 10-K and Form 10-Q reports, we will continue to disclose such amount and to the extent significant, disclose any amounts unpaid by fee type.

Financial Statements

Notes to Consolidated Financial Statements, page F-7

2. Summary of Significant Accounting Policies, page F-10

Developments, page F-11

8.              Please tell us the amount and nature of indirect costs capitalized other than interest during the periods presented. To the extent these amounts are material, please revise your disclosure in future filings to include the amounts capitalized.

Response: Indirect project costs are defined per ASC Master Glossary as:

Costs incurred after the acquisition of the property, such as construction administration (for example, the costs associated with a field office at a project site and the administrative personnel that staff the office), legal fees, and various office costs, that clearly relate to projects under development or construction. Examples of office costs that may be considered indirect project costs are cost accounting, design, and other departments providing services that are clearly related to real estate projects.

As indicated in our footnote, indirect costs not clearly related to development and construction are expensed. For the three years ended December 31, 2012, we did not incur any indirect costs which were capitalized. This was due in part to the fact that we had no employees and all development and construction work was completed by specific contracts. In future filings, we will provide the amount of indirect costs capitalized if material.

4. Business Combinations, page F-17

9.              Please provide your significance test calculations for your real estate properties acquired during the periods for which income statements are required or subsequent to the latest balance sheet. Please refer to Rule 8-06 of Regulation S-X.

Response:  Below, we provide our significance calculations since January 1, 2010, pursuant to the guidance provided in the Staff’s Financial Reporting Manual (the “Accounting Manual”).  Pursuant to Section 2310 of the Accounting Manual, financial statements prepared in accordance with Rule 3-14 of Regulation S-X (or Rule 8-06 for smaller reporting companies) (“Rule 3-14 financial statements”) of each operating real estate property (or group of related properties) acquired or probable of acquisition that is significant individually or in the aggregate at the 10% level or higher are required to be filed in all transactional filings.

From September, 2, 2008 through September 2, 2011, the Company conducted a “blind pool” offering subject to Industry Guide 5 (SEC Reg. No. 333-148414).  During this period, Section 2325.3 of the Accounting Manual provided a special test for the Company to use to test for significant real property acquisitions.  Specifically, it provided that an individual property is significant if it (a) exceeds the 10% significance level, or (b) is one of a group of properties that together aggregate more than 10% and are either acquired from a single seller or are related. The current version of the Accounting Manual clarifies that properties are related if they are under common control or management, the acquisition of one property is conditioned on the acquisition of each other property, or each acquisition is conditioned on a single common event.  Significance for purposes of the Guide 5 distribution period is computed by comparing the registrant’s investment in the property to the registrant’s total assets as of the date of the acquisition (plus, in the most recent version of the Accounting Manual, the proceeds (net of commissions) in good faith expected to be raised in the registered offering over the next 12 months). The investment includes any debt secured by the property that is assumed by the purchaser.

Below we provide a table showing each individual property (or group of properties that were either acquired from a single seller or are related) and the significance of such property using the formula described above as of the date on which the property was acquired or became probable of acquisition.  We did not utilize expected future proceeds for purposes of determining significance as this is a recent change to the Accounting Manual that was not available during the periods presented below.  The Company did include in total assets an estimate of offering proceeds as of the testing date.  In accordance with the comment, we provide information commencing with January 1, 2010.

Property Name	Date the investment was acquired or became probable	Investment amount (in millions)	Total assets as of the testing date (in millions)	Significance level
Acacia on Santa Rosa Creek	01/07/2010	$38.7	$525.7	7.4%
4550 Cherry Creek	01/25/2010	$28.6	$525.7	5.4%
The Lofts at Park Crest	03/16/2010	$67.5	$525.7	12.8%
7166 at Belmar	05/26/2010	$28.7	$688.2	4.2%
Briar Forest Lofts	05/27/2010	$21.0	$688.2	3.1%
Fitzhugh Urban Flats and Tupelo Alley	06/10/2010	$48.7	$688.2	7.1%
Burnham Pointe	06/30/2010	$88.0	$808.2	10.9%
Uptown Post Oak	08/03/2010	$65.5	$808.2	8.1%
Acappella	08/04/2010	$55.0	$808.2	6.8%
The Venue (1)	08/31/2010	$7.2	$808.2	0.9%
The Reserve at LaVista Walk	10/07/2010	$40.4	$869.1	4.6%
Allegro	12/01/2010	$44.9	$869.1	5.2%
The District Universal Boulevard	12/28/2010	$30.8	$869.1	3.5%
Argenta	04/15/2011	$89.8	$1,034.9	8.7%
The Cameron (1)	04/26/2011	$38.4	$1,034.9	3.7%
West Village	05/17/2011	$19.8	$1,034.9	1.9%
Stone Gate	06/16/2011	$35.6	$1,034.9	3.4%

(1)            In addition to the investment in the real estate operations, the investment amount includes the conversion of an existing loan receivable into an equity interest.

Accordingly, Rule 3-14 financial statements were required for The Lofts at Park Crest and Burnham Pointe, which were filed under cover of Form 8-K/As on May 26, 2010 and August 6, 2010, respectively.

From September 2, 2011 through now, the Company has continued to make additional investments with proceeds from the completed offering.  Until March 31, 2013, Section 2325.5 of the Accounting Manual provided that the Company should provide Rule 3-14 financial statements for each investment it commits to purchase (by signing a binding purchase agreement) with offering proceeds if it represents 10% or more of the net proceeds of the offering.  Based on staff guidance, we computed “net proceeds of the offering” by subtracting selling commissions, the dealer manager fee and organization and offering expenses from gross offering proceeds (excluding proceeds from the distribution reinvestment plan offering).  Below we provide a table showing each individual property (we had no group of properties that were either acquired from a single seller or are related) and the significance of such property using this formula during this period.

Property Name	Date a binding agreement was signed	Investment amount (in millions)	Net offering proceeds (in millions)	Significance level
Renaissance	09/21/2011	$26.2	$1,323.3	2.0%
Grand Reserve (1)	02/15/2012	$23.4	$1,323.3	1.8%
Pembroke Woods	04/30/2012	$42.3	$1,323.3	3.2%
Veritas (1)	07/31/2012	$34.2	$1,323.3	2.6%

(1)            In addition to the investment in the real estate operations, the investment amount includes the conversion of an existing loan receivable into an equity interest.

Accordingly, none of these investments were significant for purposes of Rule 3-14 financial statement requirements.

After March 31, 2013, Section 2325.5 of the Accounting Manual was revised to provide that the special post-distribution significance test should only be used until a company files its first annual report after the distribution period ends. The test was also revised to require Rule 3-14 financial statements for every significant property purchased that represents 10% or more of the company’s total assets as of the acquisition date.  By March 31, 2013, the Company was beyond the time period for this significance test. Therefore, it began to use the standard test provided by Section 2315.1 of the Accounting Manual. This test requires that significance be measured against the registrant’s total assets at the latest audited fiscal year end filed with the Commission.  Below we provide a table showing the significance of the only operating property acquired during this period using this formula.

Property Name	Date the investment was acquired or became probable	Investment amount (in millions)	Total assets at the latest audited fiscal year end filed with the Commission (in millions)	Significance level
Vara	07/19/2013	$108.7	$2,744.7	4.0%

Accordingly, this investment was not significant for purposes of Rule 3-14 financial statement requirements.

In addition to the acquisitions identified above, since January 1, 2010, we acquired investments in the following multifamily communities when they were in the development stage.  All of the following properties were undeveloped land or in construction when we made our investment, with no leasing history, or were going to be demolished within a 12 month period and had prior rental revenues and operating costs that were not representative of the new property to be built, and thus were exempt from the Rule 3-14 financial statement requirements pursuant to Sections 2330.9 and 2330.10 of the Accounting Manual.

Property Name	Date the investment was acquired or became probable
Seven RIO	12/15/2011
The Franklin Delray	01/20/2012
Allusion West University	03/29/2012
4110 Fairmount	04/02/2012
Arpeggio Victory Park	04/16/2012
Muse Museum District	07/31/2012
21 Lawrence	12/11/2012
Water Street	12/20/2012
Audubon	12/11/2012
Tysons Corner	01/18/2013
Blue Sol	03/20/2013
Peachtree	04/30/2013
Brickell	07/25/2013
Shady Grove	07/31/2013
Alexan	08/08/2013
Mission Gorge	09/24/2013

The Company acknowledges that:

•                  it is responsible for the adequacy and accuracy of the disclosure in the filing;

•                  Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                  it may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you need any additional information, or if we can be of any further assistance, please call me at (214) 365-7183.  My direct fax is (214) 655-1610.

Sincerely,

/s/ Howard S. Garfield
Howard S. Garfield
Chief Financial Officer

cc:	Daniel J. Rosenberg
General Counsel — Securities and Risk Management